Exhibit 3.1(b)

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RECEPTOS, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Receptos, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1.                                      That the name of this corporation is Receptos, Inc., that this corporation was originally incorporated pursuant to the General Corporation Law on September 26, 2008, under the name “Receptor Pharmaceuticals, Inc.,” and that this corporation most recently filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on February 2, 2012.

2.                                      That the Board of Directors of this corporation duly adopted resolutions proposing to amend the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are as follows:

RESOLVED, that the first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation as presently in effect is amended to read in its entirety as follows:

“FOURTH:  The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 113,532,927 shares of Common Stock, $0.001 par value per share (“Common Stock”), and (ii) 87,919,397 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”), 39,375,697 of which are designated “Series A Preferred Stock” and 48,543,700 of which are designated “Series B Preferred Stock.”  The Series A Preferred Stock and Series B Preferred Stock are referred to herein collectively as the “Series Preferred.”  At the time this Certificate of Amendment of Amended and Restated Certificate of Incorporation shall become effective, every seven and one-half (7½) shares of the Common Stock issued and outstanding immediately prior to such time shall be, and hereby are, combined and reclassified into one (1) fully paid and nonassessable share of Common Stock (the “Stock Combination”).  Each outstanding stock certificate of the Corporation which, immediately prior to the time this Certificate of Amendment of Amended and Restated Certificate of Incorporation shall become effective, represents one or more shares of Common Stock shall thereafter be deemed to represent the appropriate number of shares of Common Stock, taking into account the Stock Combination, until such old stock certificate is exchanged for a new stock certificate, or the shares are placed in book position, reflecting the appropriate number of shares resulting from the

Stock Combination.  For purposes of clarity, the effect of the Stock Combination shall be that each share of Common Stock outstanding immediately prior to the time this Certificate of Amendment of Amended and Restated Certificate of Incorporation shall become effective shall become, following the Stock Combination, two-fifteenths (2/15ths) of a share of Common Stock; however, no fractional share shall be issued as a result of the Stock Combination.  If the Stock Combination would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of the Stock Combination (as determined in good faith by the Corporation’s Board of Directors).”

RESOLVED FURTHER, that the Amended and Restated Certificate of Incorporation as presently in effect is amended to add a new Article Thirteenth reading in its entirety as follows:

“THIRTEENTH:  From and after such time as the Common Stock is first a “covered security” pursuant to Section 18(b)(1) of the Securities Act of 1933, as amended, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum (unless the Corporation consents in writing to the selection of an alternative forum) for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Thirteenth.”

RESOLVED FURTHER, that all other provisions of the Amended and Restated Certificate of Incorporation as presently in effect remain in full force and effect.

3.                                      That the foregoing amendments were approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.                                      That this Certificate of Amendment of Amended and Restated Certificate of Incorporation, which amends the provisions of this corporation’s Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 25th day of April, 2013.

By:	/s/ Faheem Hasnain
Faheem Hasnain
Chief Executive Officer